Exhibit 99.1
News Release

For immediate release Calgary, Alberta September 7, 2011 TSXV: OPC

OPTI Canada Confirms Noteholder Approval of Master Plan and
Announces Court Sanction Order

OPTI Canada Inc. (“OPTI” or the “Company”) is pleased to announce that the Court of Queen’s Bench of Alberta (the “Court”) granted an order (the “Sanction Order”) today approving the Company’s Master Plan (as described below) pursuant to the Companies’ Creditors Arrangement Act (the “CCAA”) and the Canada Business Corporations Act (the “CBCA”). The Sanction Order was granted following a meeting (the ”Noteholders’ Meeting”) of the holders (the “Second Lien Noteholders”) of the Company’s 7.875% and 8.25% senior secured notes due December 15, 2014 (collectively, the "Second Lien Notes") held earlier today at which Second Lien Noteholders voted overwhelmingly in favour of a resolution to approve the Company’s Master Plan.

VOTING RESULTS

At the Noteholders' Meeting, the Master Plan was approved by a majority of Second Lien Noteholders, present in person or by proxy, who collectively hold 99.97% of the aggregate principal amount of outstanding Second Lien Notes that were voted at the meeting.

The Company’s Master Plan (the “Master Plan”) provides for the alternate implementation of either an acquisition plan (the “Acquisition Plan”) or a recapitalization plan (the “Recapitalization Plan”). Pursuant to the Acquisition Plan, all of the Second Lien Notes will be transferred and assigned by the Second Lien Noteholders to CNOOC International (or a subsidiary of CNOOC International) in exchange for a net cash payment of approximately US$1,179 million, and all of the OPTI common shares held by OPTI shareholders will be transferred to CNOOC Luxembourg S.à r.l in exchange for a cash payment to such shareholders of US$0.12 per share. Under the Recapitalization Plan, OPTI would proceed with a capital reorganization in which, among other steps, the Second Lien Notes would be exchanged for new common shares of OPTI, the existing equity of OPTI would be cancelled and existing shareholders would receive warrants exercisable for new common shares of OPTI.

It is anticipated that the Acquisition Plan will become effective in the fourth quarter of 2011, following the receipt of all governmental and other approvals and after all other conditions to closing have been satisfied or waived. If the Acquisition Plan is not completed or is otherwise terminated, the Master Plan provides that OPTI will pursue the Recapitalization Plan.

SANCTION ORDER

Following the Noteholders’ Meeting, OPTI applied for and was granted the Sanction Order by the Court. The Sanction Order declares that each of the Master Plan, the Acquisition Plan and the Recapitalization Plan is approved and declared to be substantively and procedurally fair and reasonable to the Second Lien Noteholders and existing OPTI shareholders and is in the best interests of OPTI and all affected parties. The Sanction Order also authorizes and directs the Company to take all steps and actions necessary or appropriate to implement the terms of the Master Plan.

More information about OPTI’s Court proceedings, including the Sanction Order and the Master Plan, can be found on the Company's website at www.opticanada.com or on the website of the monitor, Ernst & Young Inc., at www.ey.com/ca/opti.

About OPTI

OPTI Canada Inc. is a Calgary, Alberta-based company focused on developing major oil sands projects in Canada. Our first project, the Long Lake Project, has a design capacity for 72,000 barrels per day (bbl/d), on a 100 percent basis, of SAGD (steam assisted gravity drainage) oil production integrated with an upgrading facility. The Upgrader uses our proprietary OrCrude™ process, combined with commercially available hydrocracking and gasification. Through gasification, this configuration substantially reduces the exposure to and the need to purchase natural gas. On a 100 percent basis, the Project is designed to produce up to 58,500 bbl/d of products, primarily 39 degree API Premium Sweet Crude (PSC™). Due to its premium characteristics, we expect PSC™ to sell at a price similar to West Texas Intermediate (WTI) crude oil. The Long Lake Project is a joint venture between OPTI and Nexen Inc. (Nexen). OPTI holds a 35 percent working interest in the joint venture. Nexen is the sole operator of the Project.

FORWARD-LOOKING INFORMATION

All amounts are in Canadian dollars unless specified otherwise. Certain statements contained herein are forward-looking statements, including, but not limited to, statements relating to: the planned level of bitumen (oil) production and PSC™ production at the Long Lake Project; the expected selling price of the PSC™; the anticipated outcome of the Company’s proceedings under the CCAA and CBCA; and the expected timing for implementation of the Acquisition Plan or Recapitalization Plan. Readers are cautioned not to place undue reliance on forward-looking information because it is possible that expectations, predictions, forecasts, projections and other forms of forward-looking information will not be achieved by OPTI. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties. Actual events or results may differ materially from those projected in the forward-looking information. Although OPTI believes that the expectations reflected in such forward-looking statements are reasonable, OPTI can give no assurance that such expectations will prove to be correct. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by OPTI and described in the forward-looking statements or information. The forward-looking statements are based on a number of assumptions that may prove to be incorrect. In addition to other assumptions identified herein, OPTI has made assumptions regarding, among other things: market costs and other variables affecting operating costs of the Long Lake Project; the availability and costs of financing; oil prices and market price for PSC™ and Premium Synthetic Heavy; and foreign currency exchange rates and derivative instruments risks. Other specific assumptions and key risks and uncertainties are described elsewhere in this document and in OPTI's other filings with Canadian securities authorities.

Readers should be aware that the list of assumptions, risks and uncertainties set forth herein are not exhaustive. Readers should refer to OPTI's current Annual Information Form, filed on SEDAR and EDGAR and available at www.sedar.com and http://edgar.sec.gov, as well as the Company's information circular in connection with the Master Plan filed on SEDAR, for a detailed discussion of these assumptions, risks and uncertainties. The forward-looking statements or information contained in this document are made as of the date hereof and OPTI undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable laws or regulatory policies. Additional information relating to our Company can be found at www.sedar.com.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information please contact:

Krista Ostapovich, Investor Relations	OPTI Canada Inc.
(403) 218-4705 ir@opticanada.com	Suite 1600, 555 – 4th Avenue SW
Calgary, Alberta, Canada T2P 3E7
(403) 249-9425